

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 2, 2017

Juan Usatorres
President and Director
Sanz Solutions Inc.
7950 NW 53rd St, Suite 337
Miami, FL 33166

   Re: Sanz Solutions Inc.
     Amendment 2 to Offering Statement on Form 1-A
     Filed February 21, 2017
     File No. 024-10619

Dear Mr. Usatorres:

   We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Part II, Offering Circular

Use of Proceeds, page 22

1. You state that you will not receive any proceeds from the shares sold by your selling shareholders. However, your use of proceeds table appears to indicate that you will receive all proceeds from the offering. Please revise this table to reflect the actual amount of the proceeds you will receive, or, if the company will be receiving proceeds from the selling shareholders, adjust the filing to so disclose.

Certain Relationships and Related Party Transactions, page 31

2. Please revise your disclosure concerning your related party transaction to reveal the name of the related person, the basis on which the person is related, and any other information regarding the transaction or the related person in the context of the transaction that is

material to investors for each transaction disclosed. See Item 404(a)(1), (2), and (6) of Regulation S-K.

Closing Comments

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer Gallagher, Staff Accountant, at 202-551-3706 or Karl Hiller, Accounting Branch Chief at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Langford, Staff Attorney, at 202-551-3193 or me at 202-551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Elaine Dowling, Esq.
        EAD Law Group, LLC